NR10-04

May 5, 2010

Cardero Commences Drilling at Organullo Gold Project, Northwest Argentina

Historical Data Defines Significant Bulk-tonnage Style Gold Mineralization

Highlights include: 189 metres of 0.66 g/t gold and 186 metres of 0.50 g/t gold

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that drilling has commenced at its 100% owned Organullo project in Salta Province, northwest Argentina.  Historical drill results from Organullo identified significant bulk-tonnage style gold mineralization, including up to 189 metres grading 0.66 g/t gold.  Results from recently completed mapping, geochemical and geophysical exploration indicates potential for a large, bulk-tonnage gold system that warrants follow up drilling.

The Company has commenced an initial 2,000 metre, 5-hole diamond drill program to test an approximately 2.1-kilometre long by 800-metre wide north-south trending structural zone defined by the coincidence of significant historical drill intercepts (Table 1), gold-in-rock surface geochemistry, and variably developed advanced argillic (alunite+/-dickite+/-pyrophyllite) and silica alteration in the vicinity of the former Julio Verne mine (Figure 1).

Highlights of the Company’s recent drill-targeting exploration program include:

  Gold values from 361 rock samples collected over 8 kilometres of strike on the 6100 ha property average 0.48 g/t and range from below detection to 29.7 g/t.
  Mapping and geochemical analyses have defined a 2.1-kilometre by 800-metre zone of high-temperature hydrothermal alteration typical of both low- and high-sulphidation epithermal gold deposits.
  Geophysical surveying has characterized the historical Julio Verne Mine and identified similar targets over a 5-kilometre strike length.
  Geology and geochemical results consistent with the upper levels of a large magmatic porphyry-high sulphidation system have been highlighted.  These type of systems host prolific gold mineralization elsewhere in the central Andes, such as in the Pascua - El Indio belt, and do not preclude the potential for a large Bajo de la Alumbrera or El Salvador-style porphyry deposit at depth.

Previous exploration by others at Organullo focused mainly on higher grade gold (+/-copper and bismuth) mineralization and little to no attention was paid to the bulk tonnage potential on the property.  Records of historical exploration (from several operators) obtained by the Company illustrate the significant gold endowment of the property - a total of 1,580 surface rock samples from area of approximately 8-kilometres by 8-kilometres average 0.25 g/t gold.

The Company believes that historic exploration inadequately tested this large, pervasive gold-bearing system.  The majority of the historic drilling (6121 metres in 35 holes) was collared parallel to mineralized structures and hence either failed to test the principal structures and/or provided intersections which the Company believes may not be representative.  In addition, recoveries were very poor (25-30%) due to loss of potentially mineralized clay rich zones and high groundwater saturation.  Despite sub-optimal drill hole orientation and drill conditions, historical drill holes did define potentially economic bulk-tonnage style gold mineralization.  Highlights are summarized below:

Table 1: Select Historical Drill Highlights
(*RC – reverse circulation; **DDH – diamond drill hole)

Hole ID	Year	Type	Length (m)	Average Gold Grade (g/t)
AR3	1995	RC*	200.00	0.34
AR4	1995	RC	200.00	0.47
AR5	1995	RC	189.00	0.66
AR7	1995	RC	200.00	0.36
DD19	1997	DDH**	144.80	0.48
DD21	1997	DDH	118.05	0.34
AR32	1999	RC	186.00	0.50

Assay data taken from results reported by Triton Mining Corp. and Northern Orion Explorations, Ltd. and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained, readers should not place undue reliance on the information contained herein.

Project Overview

The Organullo property is situated in the Province of Salta, northwest Argentina, in the central South American Andes mountain ranges.  The property is located approximately 18 kilometres by road south of San Antonio de Los Cobres, the capital city of the Los Andes department, which has both power and rail infrastructure.  Cardero holds a 100% interest in the property, which covers approximately 6,100 hectares.  Elevations range from 3,990 to 4,580 metres above sea level in this arid region of the altiplano known in Argentina as the Puna.

Gold mineralization on the Organullo property is hosted in Tertiary age dacite to andesite pyroclastic rocks and underlying Paleozoic age Puncoviscana metasedimentary rocks in a tectonically fertile part of the Argentinean Puna.

Textures, geochemistry, host rocks and alteration assemblages are consistent with both low- and high-sulphidation styles of epithermal mineralization that host prolific gold mineralization elsewhere in the central Andes, such as in the Pascua - El Indio belt, and do not preclude the potential for a large Bajo de la Alumbrera or El Salvador style porphyry deposit at depth.

Exploration History

The earliest recorded work in the area of the Organullo property comes from reports of small-scale production from the Julio Verne mine during the 1930’s.  Mining activity centered on 2 high-grade sub-parallel veins with concentrates reported to average 12.5% bismuth and 8.2% copper with gold ranging between 10-20 g/t.  Early regional work was undertaken in the area by Fabricaciones Militares in 1962-72 in partnership with the United Nations, followed up by an IP survey and drilling by Cities Service Corporation.  In 1994-1995 Triton Mining Corp. and Northern Orion Explorations, Ltd. jointly conducted a detailed surface sampling, mapping and prospecting campaign and completed a 17-hole, 3,295-metre RC drill program.  This was followed with a 6 hole diamond drill program in 1997 and an additional 12-hole RC drill program in 1999 by Northern Orion.  Cardero purchased the project in 2004, and has conducted several reconnaissance exploration programs and detailed petrographic studies since that time and prior to this current exploration program.

GOLD TREND
Gold (g/t)
0 - 0.1
0.1 - 0.3
0.3 - 0.5
0.5 - 1.5
> 1.5
500 m
7,299,500 mN
7,299,000 mN
CARDERO RESOURCE CORP
ORGANULLO GOLD PROJECT
EQUITY
Date May 4, 2010
Scale 1:7,500
Figure 1
U.T.M. Zone WGS84 19S
Mining District
N.T.S.
State/Province Salta, ARG

Figure 1: Map of Julio Verne area, showing drill hole traces from historical drilling.

Qualified Person and QA/QC Programs

R. Scott Heffernan, M.Sc., P.Geol., Cardero’s Chief Geologist, and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Heffernan is not independent of Cardero by virtue of being an employee and a holder of incentive stock options.

The work programs at Organullo were designed by, and are supervised by, R. Scott Heffernan, Paul Klipfel, Ph.D. of Mineral Resource Services Inc. and Equity Exploration Consultants Ltd. of Vancouver, BC who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex Laboratories, Mendoza, for assay.  ALS Chemex’s quality management system complies with the requirements for the International Standards ISO 9001:2008.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.

About Cardero Resource Corp.

Cardero’s focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, the Baja district of Mexico and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential discovery of mineral deposits at the Company’s Organullo project, the potential for the discovery of bulk-tonnage targets, the potential discovery of economic mineralization, the timing, cost and nature of future anticipated exploration programs and the results thereof and business plans are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Cautionary Note Regarding Similar or Adjacent Properties

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.